Management's Responsibility for Financial Reporting

The financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management.  The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles as set out in note 15.

The Audit Committee of the Board of Directors is composed of four Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders.  The auditors’ report outlines the scope of their examination and their opinion on the financial statements.

Michael L. Carroll Chief Financial Officer	Kerry M. Curtis President and Chief Executive Officer

Vancouver, Canada

March 10, 2005

AUDITORS’ REPORT

To the Shareholders of
Cumberland Resources Ltd.

We have audited the balance sheets of Cumberland Resources Ltd. as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada March 10, 2005	Chartered Accountants

Cumberland Resources Ltd.

BALANCE SHEETS

(Canadian dollars)

As at December 31

	2004	2003
	$	$

ASSETS
Current
Cash and cash equivalents [note 3]	10,063,509	24,270,017
Short term investments [note 3]	27,062,928	22,142,993
Accrued interest receivable	216,499	433,086
Accounts receivable	109,317	188,702
Due from joint venturer	65,899	9,906
Prepaid expenses	384,541	67,873
Total current assets	37,902,693	47,112,577
Mineral property interests [note 4]	8,246,083	8,246,083
Capital assets, net [note 6]	4,676,302	3,679,703
Reclamation deposit [note 11(b)]	605,000	-
Investments in public companies [note 13]	89,205	264,405
	51,519,283	59,302,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	532,949	1,001,510
Current portion of capital leases [note 7]	358,578	329,109
Total current liabilities	891,527	1,330,619
Accrued site closure costs [note 8]	443,759	340,000
Capital leases [note 7]	197,088	549,696
Commitments and contingencies [note 11]
Shareholders’ equity
Share capital [note 9]	112,404,856	110,806,463
Contributed surplus [note 9[e]]	3,313,940	1,481,612
Deficit	(65,731,887)	(55,205,622)
Total shareholders’ equity	49,986,909	57,082,453
	51,519,283	59,302,768

See accompanying notes to financial statements

On behalf of the Board:

Director	Director

Cumberland Resources Ltd.

STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

Year ended December 31

	2004	2003	2002
	$	$	$

REVENUE
Option receipts [note 4[c][v]]	500,000	500,000	500,000
Interest and other revenue	943,801	1,014,964	409,305
Gain (loss) on investments in public companies [note 13[a]]	1,555,409	41,113	(261,434)
Share of loss of equity accounted investee [note 13[b]]	—	—	(9,617)
	2,999,210	1,556,077	638,254

EXPENSES
Exploration and development costs [note 5]	9,040,483	11,518,663	7,993,736
Employee compensation	613,997	473,704	413,930
Stock-based compensation [note 9[d]]	1,900,013	1,481,612	—
Public and investor relations	324,330	447,003	294,706
Office and miscellaneous	476,240	449,454	302,591
Legal, audit and accounting	303,602	257,766	170,761
Other fees and taxes	191,421	211,013	48,807
Insurance	484,831	66,100	53,867
Depreciation and amortization	82,150	25,762	38,104
Accrued site closure costs - accretion expense [note 8]	31,759	10,119	7,277
Interest expense on capital leases	81,927	49,320	11,572
	13,530,753	14,990,516	9,335,351
Net loss for the year	10,531,543	13,434,439	8,697,097

Deficit, beginning of year	55,205,622	39,836,296	29,606,129
Share issue costs	(5,278)	1,934,887	1,533,070
Deficit, end of year	65,731,887	55,205,622	39,836,296

Loss per share – basic and diluted	$0.19	$0.30	$0.26

Weighted average number of shares outstanding	54,539,310	45,497,756	33,753,026

See accompanying notes to financial statements

Cumberland Resources Ltd.

STATEMENTS OF CASH FLOWS

(Canadian dollars)

Year ended December 31

	2004	2003	2002
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(10,531,543)	(13,434,439)	(8,697,097)
Add (deduct) items not affecting cash:
Depreciation and amortization	82,150	25,762	38,104
Exploration related amortization	185,500	293,878	189,081
Accrued site closure costs - accretion expense	31,759	10,119	7,277
Gain (loss) on investments in public companies	(1,555,409)	(41,113)	261,434
Share of loss of equity accounted investees	—	—	9,617
Stock-based compensation	1,900,013	1,481,612	—
Net changes in non-cash working capital items:
Accrued interest receivable	216,587	(201,274)	(180,015)
Accounts receivable	79,385	(36,921)	(123,642)
Due from joint venturer	(55,993)	112,105	(116,928)
Prepaid expenses	(316,668)	(1,223)	(13,932)
Accounts payable and accrued liabilities	(468,561)	331,961	453,982
Cash used in operating activities	(10,432,780)	(11,459,533)	(8,172,119)

                                                                        FINANCING ACTIVITIES

Issuance of common shares	1,530,708	43,720,516	22,600,283
Share issue costs	5,278	(1,934,887)	(1,533,070)
Repayment of capital lease obligation	(323,139)	(315,415)	(50,905)
Cash provided by financing activities	1,212,847	41,470,214	21,016,308

                                                                        INVESTING ACTIVITIES

Purchase of capital assets	(1,192,249)	(1,988,715)	(417,776)
Short term investments, net	(4,919,935)	(4,955,301)	(12,323,726)
Reclamation deposit	(605,000)	—	—
Proceeds on sale of investments in public companies	1,730,609	56,708	—
Cash used in investing activities	(4,986,575)	(6,887,308)	(12,741,502)

                                                                        Increase (decrease) in cash and cash equivalents

during year	(14,206,508)	23,123,373	102,687
Cash and cash equivalents, beginning of year	24,270,017	1,146,644	1,043,957
Cash and cash equivalents, end of year	10,063,509	24,270,017	1,146,644

                                                                        Supplemental information:

Taxes paid	36,204	52,153	21,800
Interest paid	81,927	49,320	11,572

See accompanying notes to financial statements

Cumberland Resources Ltd.

Notes to the Financial Statements

(Canadian Dollars)

December 31, 2004

1. NATURE OF BUSINESS

Cumberland Resources Ltd. (the “Company”) is engaged in the business of developing, exploring and acquiring mineral properties in Canada, with an emphasis on gold, and is in the process of exploring properties located in the Nunavut Territory in Northern Canada. The recoverability of amounts shown for mineral property interests in the Company’s balance sheet are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of its properties, the receipt of necessary permitting and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be a development stage enterprise as it has yet to generate significant revenue from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 15, these principles differ in certain material respects from those that the Company would have followed had the financial statements been prepared in accordance with United States generally accepted accounting principles.

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

c)   Exploration and development of mineral property interests

Exploration costs are expensed as incurred.  Development costs are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to formulate a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

Mineral property acquisition costs are capitalized until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  Capitalized amounts (including capitalized development costs) are also written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value.  Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

d)

Stock-based compensation plan

The Company has a stock-based compensation plan which is described in note 9(d).  In 2003 the Company adopted the fair value based method of accounting for stock option awards granted to employees and directors, as prescribed by CICA 3870 Stock-based Compensation and Other Stock-based payments.  This change was adopted in the fourth quarter of 2003 and was applied on a prospective basis for all stock options granted after January 1, 2003 in accordance with CICA 3870.  Under this method, the fair value of the stock options at the date of grant is amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital and the fair value of the stock options at the date of grant is reclassified from contributed surplus to share capital. Prior to January 1, 2003 the Company recognized no stock compensation expense for grants to employees and directors where the stock option awards had no cash settlement features and the exercise price was equal to the stock price on the date of grant.

Effective January 1, 2002 the Company adopted, on a prospective basis, the fair value based method of accounting for direct awards of stock and for stock option awards granted to non-employees.

e)

Capital assets

Capital assets are carried at cost, less depreciation and amortization. Depreciation and amortization of capital assets, that have been placed in service, is calculated on a straight line basis over the following terms:

Exploration equipment

3 to 12 years

Computer equipment

3 to 4 years

Office equipment

3 to 6 years

f)

Investments in public companies

Investments in shares of companies in which the Company has a significant influence are accounted for by the equity method.  Other investments in public companies are carried at cost, less provisions for other than temporary declines in value.

g)

Accrued site closure costs

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. A corresponding increase in the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in its initial measurement at fair value. The amount of the liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

h)

Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

i)

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures. The amount of these tax benefits are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

For flow-through share issuances in prior years, the Company has recognized the future income tax liability related to the renounced tax benefits, and the offsetting future income tax asset, as share issue costs at the time the related expenditures are renounced.  In accordance with EIC-146 Flow-through shares, issued in March 2004, the Company now records future income tax assets that are caused by the renouncement of tax benefits as a recovery of income tax expense.

j)

Cash and cash equivalents

Cash equivalents includes those short-term money market instruments which have an original term to maturity of 90 days or less when acquired.

k)

Short-term investments

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances with terms to maturity of greater than 90 days but not more than one year.  Short-term investments are carried at the lower of cost or recoverable amount.

l)

Revenue recognition

Interest income on cash and cash equivalents and short-term investments is recognized as it is earned.

3. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents are comprised of cash balances of $69,854 and $9,993,655 of highly liquid Canadian dollar denominated investments in investment grade debt and banker's acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At December 31, 2004, these instruments were yielding a weighted average interest rate of 2.36% per annum.

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances with terms to maturity of greater than 90 days but not more than one year. Short-term investments are carried at the lower of cost or recoverable amount.  The counter-parties include corporations and financial institutions.  At December 31, 2004, these instruments were yielding a weighted average interest rate of 2.24%, with maturities through March 7, 2005.

The fair market value of the Company’s cash and cash equivalents and short-term investments approximates their carrying values at December 31, 2004 and 2003.

4. MINERAL PROPERTY INTERESTS

The Company holds the following mineral property interests:

		Book value
	Ownership	2004	2003
	interest	$	$

Meadowbank [a]	100%	8,049,093	8,049,093
Joint ventures
Meliadine East [b]	50%	—	—
Meliadine West [c]	22%	196,990	196,990
		8,246,083	8,246,083

[a]

Meadowbank

The Company acquired 60% of the mineral rights in Meadowbank, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera Mineral Inc. (“Asamera”) for consideration of $187,500. The remaining 40% was acquired from Comaplex Minerals Corporation (“Comaplex”) in 1997. In consideration for the remaining interest, the Company paid $3,200,000 in cash and issued 1,500,000 common shares and 1,500,000 warrants to purchase 750,000 additional shares until July 28, 1999 at $4.25 per share. These warrants have since expired.

[b]

Meliadine East

The Company acquired 50% of the mineral rights in Meliadine, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera. Comaplex is the owner of the remaining 50% interest. In 1995, the Company and Comaplex divided the Meliadine mineral rights into East and West in order to option Meliadine West to WMC International Ltd. (“WMCIL”) [note 4[c]].  The Company and Comaplex retained the balance of the Meliadine property (Meliadine East) subject to a right of first refusal in favour of WMCIL.

[c]

Meliadine West

In 1995, the Company and Comaplex granted WMCIL an option to earn up to a 56% interest in the Meliadine West property.  Details of the agreement are as follows:

[i]

WMCIL has earned the right to a 56% interest in the Meliadine West property by funding the first $12.5 million of exploration and development costs. WMCIL has provided a non-recourse contingent loan to each of the Company and Comaplex for their proportionate share of all exploration and development costs in excess of the original $12.5 million. These contingent non-recourse loans will be repaid only if commercial production is achieved and will be repaid only out of production cash flow.

[ii]

As at December 31, 2004 the Company’s share of the contingent non-recourse loan balance was $15,121,045 [2003 - $13,726,265], including interest which compounds semi-annually at the prime rate and totals $3,896,205 [2003 - $3,328,496]. Cumberland has the option of early repayment of the contingent loan.

[iii]

During the payback period the Company will control the net revenue from the proceeds of sale of 6% of minerals produced from the properties and prepared for sale under the agreement. After the non-recourse loans have been paid, revenues will be divided among WMCIL, the Company, and Comaplex on a proportionate interest basis.

[iv]

At any time prior to 60 days after the date commercial production is achieved, WMCIL has the option to purchase an additional 4% interest in the property from the Company and Comaplex (2% each), for a cash payment of $4 million and thereby increase its interest to 60%.  In addition to the cash payment, the Company’s portion of the then outstanding non-recourse contingent loan will be reduced by an amount equal to 2% of the total costs incurred by WMCIL on the Meliadine West property.

[v]

In order to maintain its interest, WMCIL must make annual option payments to both the Company and Comaplex on January 1st of each year prior to commercial production. The payments began in 1995. In 2004, the Company received a payment of $500,000 [2003 - $500,000]. If commercial production is not achieved, the Company will receive $500,000 in 2005 and $1,500,000 per year beginning in 2006.

[vi]

In the event of termination of the agreement by WMCIL, WMCIL retains no interest in the mineral claims and the claims for the Meliadine West property are to be transferred back to the Company and Comaplex. No further cash payments by WMCIL will be required after termination and the non-recourse loan from WMCIL to the Company will be forgiven.

[vii]

On October 8, 2003 Comaplex announced that it had acquired WMCIL (Comaplex and WMCIL hereafter collectively referred to as the “Meliadine West Operator”).  The Meliadine West Operator continues to hold, subject to its obligations to the Company, the right to perfect a 78% interest in the Meliadine West project by financing 100% of the project to commercial production.

[viii]

On January 1, 2005, the Company received the annual option payment of $500,000 from the Meliadine West Operator [see note 4[c][v]].

5. EXPLORATION AND DEVELOPMENT COSTS

The following is a summary of exploration and development costs incurred by the Company:

	2004	2003	2002
	$	$	$

Meadowbank (100% interest):
Drilling	1,740,307	2,021,302	1,626,252
Transportation and freight	1,813,192	2,135,673	2,227,773
Contracts and personnel	1,239,684	1,814,679	1,963,107
Supplies and equipment	710,243	1,142,310	1,176,380
Other exploration costs	313,617	450,981	423,908
Environmental and permitting costs	1,732,749	1,769,786	470,241
Feasibility and engineering	1,400,532	1,900,258	—
	8,950,324	11,234,989	7,887,661

Meliadine East (50% interest):
Exploration costs	142,007	602,179	231,895
Recoveries from joint venture partner	(65,899)	(318,505)	(126,472)
	76,108	283,674	105,423

Other projects	14,051	—	652

Total exploration and development costs	9,040,483	11,518,663	7,993,736

Since the inception of the Meadowbank and Meliadine East projects, the Company has incurred $43,178,127 and $4,159,745, respectively, in exploration and development expenditures.  The Company’s 22% interest in Meliadine West is carried to production and the Company does not incur exploration expenditures on this property [see note 4[c]].

6. CAPITAL ASSETS

	Accumulated	Net
Cost	amortization	book value
$	$	$

                                                                        2004

Exploration equipment	1,408,823	864,885	543,938
Computer equipment	261,878	142,795	119,083
Office equipment	120,790	115,548	5,242
Construction in progress	4,008,039	-	4,008,039
	5,799,530	1,123,228	4,676,302

                                                                        2003

Exploration equipment	1,408,823	679,384	729,439
Computer equipment	121,604	85,280	36,324
Office equipment	114,692	90,914	23,778
Construction in progress	2,890,162	—	2,890,162
	4,535,281	855,578	3,679,703

Construction in progress includes leased assets with a net book value of $980,000 [2003 - $980,000].  Exploration equipment includes leased assets with a net book value of $107,717 [2003 - $129,912], net of accumulated depreciation of $157,408 [2003 - $135,213].

7. CAPITAL LEASES

As at December 31, 2004 the Company has entered into capital lease agreements with a weighted interest rate of 11.6%. The obligation at December 31 is comprised as follows:

	2004	2003
	$	$

Total future lease payments	609,968	1,014,941
Less: interest	54,302	136,136
	555,666	878,805
Less: current portion	358,578	329,109
Long term portion of capital leases	197,088	549,696

The future capital lease payments are required over the next two years as follows:

$

2005	404,973
2006	204,995
609,968

8. ACCRUED SITE CLOSURE COSTS

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.

Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $443,759 at December 31, 2004 [2003 - $340,000] based on the expected payments of $1,081,404 [2003 - $1,066,362] to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.

The liability for accrued site closure costs is comprised as follows:

	2004	2003
	$	$

Accrued site closure costs, beginning of year	340,000	119,052
Additional liabilities incurred during the year	72,000	210,829
Accrued site closure costs - accretion expense	31,759	10,119
Accrued site closure costs, end of year	443,759	340,000

The total impact of the site closure costs on the Company’s statements of loss is as follows for the years ended December 31:

	2004	2003	2002
	$	$	$

Additional exploration related amortization	3,168	68,991	13,230
Accrued site closure costs - accretion expense	31,759	10,119	7,277
	34,927	79,110	20,507

9. SHARE CAPITAL

[a]

Common shares

At December 31, 2004, the Company has an unlimited number of authorized common shares with no par value (December 31, 2003 – 100,000,000 authorized with no par value).  Common shares have been issued for the following consideration:

	Shares	Value
	#	$

Balance, December 31, 2001	30,054,369	44,485,665
Shares issued upon exercise of options	287,500	352,375
Shares issued upon exercise of warrants (v)	776,480	1,072,908
Common shares issued (ii)	4,000,000	10,400,000
Flow through shares issued (ii) and (iii)	4,000,000	10,775,000
Balance, December 31, 2002	39,118,349	67,085,948
Shares issued upon exercise of options	1,487,500	2,754,550
Shares issued upon exercise of warrants (i), (ii), (iii) and (iv)	2,616,895	6,665,965
Common shares issued (i)	10,000,000	31,000,000
Flow through shares issued (i)	1,000,000	3,300,000
Balance, December 31, 2003	54,222,744	110,806,463
Shares issued upon exercise of options	598,372	1,078,429
Shares issued upon exercise of warrants (i)	152,825	519,964
Balance, December 31, 2004	54,973,941	112,404,856

(i)

During the year ended December 31, 2003 the Company completed a bought-deal financing for 10,000,000 units for gross proceeds of $31,000,000 and 1,000,000 flow-through common shares for gross proceeds of $3,300,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each of the 5,000,000 whole warrants entitled the holder to subscribe for one additional common share at a price of $3.75 per share until July 29, 2004.  30,825 of these warrants were exercised in 2003, an additional 20,000 of these warrants were exercised in 2004, and the balance expired unexercised.  In conjunction with this common share issuance, 550,000 warrants were issued to the broker to purchase 550,000 shares of the Company on or before July 29, 2004 at an exercise price of $3.35 per share.  132,825 of these warrants were exercised in 2004 and the balance expired unexercised.

(ii)

During the year ended December 31, 2002 the Company completed a private placement of 4,000,000 units at a price of $2.60 per unit for gross proceeds of $10,400,000. Each unit consisted of one common share and one half of a non-transferable share purchase warrant. Each of the 2,000,000 whole warrants was exercisable for the purchase of one common share of the Company at a price of $3.00 per share until June 17, 2003. During 2003, 1,294,750 of these warrants were exercised, the balance expired unexercised. In connection with this private placement, the underwriters exercised their option to purchase an additional 1,500,000 flow-through common shares priced at $2.85 per share for gross proceeds of $4,275,000. The underwriters were also issued 440,000 warrants to purchase 440,000 common shares of the Company until June 17, 2003 at an exercise price of $2.75 per share. During 2003 all of these warrants were exercised.

(iii)

During the year ended December 31, 2002 the Company completed a private placement of 2,500,000 flow-through common shares for gross proceeds of $6,500,000. In connection with this private placement, 200,000 warrants were issued to the brokers to purchase 200,000 shares of the Company at an exercise price of $2.60 per share, exercisable until December 22, 2003. All of these warrants were exercised in 2003.

(iv)

During the year ended December 31, 2003, warrants to purchase 651,320 common shares were exercised at exercise prices of $0.85, $1.10 and $1.50 per share.  These warrants were issued in connection with flow through financings completed in 2001.

(v)

During the year ended December 31, 2002, warrants to purchase 776,480 common shares were exercised at exercise prices of $0.85, $1.10, $1.25 and $1.50 per share. These warrants were issued in connection with flow through share financings completed in 2001 and 2000.

[b]

Flow-through shares

The flow-through shares issued effectively pass on tax credits associated with Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. The entire amount of the proceeds were renounced to the subscribers as tax benefits. As at December 31, 2003 the Company was committed to spend the unused proceeds from flow-through share issuances of $2,368,522 on qualifying Canadian exploration activities.  This entire amount was spent on qualifying activities in 2004 and there are no unused flow-through proceeds as at December 31, 2004.

[c]

Warrants

As at December 31, 2004 the Company has no warrants outstanding.  At December 31, 2003 there were 5,519,175 warrants outstanding to purchase 5,519,175 common shares of the Company at a weighted average exercise price of $3.71 per share until July 29, 2004. If the Company’s shares traded at or above $4.25 per share for any 20 consecutive day period between November 29, 2003 and March 29, 2004 then 4,969,175 of these warrants would have expired on the later of April 29, 2004 and the date which is 25 days following the giving of notice by the Company to the warrant holders. The Company’s share price did not trade above $4.25 for a 20 consecutive day period.  152,825 of these warrants were exercised in 2004 for proceeds of $519,964 and the balance expired unexercised.

[d]

Stock options

Under the Company’s Incentive Share Option Plan of 1995 (as amended), options to purchase common shares of the Company may be granted to employees, non-employees and directors of the Company for terms up to ten years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant. Unvested options previously granted will be cancelled upon leaving the employ of the Company

At December 31, 2004 there are options outstanding and exercisable to issue 3,268,628 shares of the Company [December 31, 2003 – 2,804,500]. The price of these options ranges from $0.80 to $4.85 and their expiry dates range from July 31, 2005 to May 13, 2013. At December 31, 2004, 4,958,894 common shares were reserved for issuance pursuant to the employee incentive share option plan.

The following table summarizes information about the share options outstanding and exercisable at December 31, 2004:

	Outstanding			Exercisable
Range $	Total # of shares	Weighted average exercise price	Weighted average contract life remaining (years)	Total # of shares	Weighted average exercise price

0.80 - 1.85	262,500	1.24	1.90	225,000	1.14
2.00 - 2.65	2,638,628	2.16	3.88	2,298,628	2.16
3.56 - 4.85	367,500	4.78	3.89	367,500	4.78
	3,268,628	2.38	3.72	2,891,128	2.42

Option activity for the three preceding years is as follows:

	2004		2003		2002
	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $

Options outstanding, beginning of year	2,804,500	2.62	3,050,000	1.81	2,313,000	1.63
Exercised	(598,372)	1.69	(1,487,500)	1.85	(287,500)	1.23
Granted	1,155,000	2.11	1,242,000	3.68	1,065,000	2.07
Expired	(60,000)	1.61	—	—	(40,500)	2.14
Cancelled	(32,500)	4.55	—	—	—	—
Options outstanding, end of year	3,268,628	2.38	2,804,500	2.62	3,050,000	1.81

Effective July 30, 2004 the Company repriced 277,000 options previously granted to non-insider employees with a weighted average exercise price of $4.73.  As a result of this repricing, these options now have an exercise price of $2.02, with no change to the vesting terms or expiry dates.  An additional $81,734 of stock-based compensation expense was recognized in 2004 with respect to this repricing.

In the year ended December 31, 2004, the stock options granted had a weighted average fair value of $1.17 [2003 - $1.91].  Under the fair value method, the total fair value of stock compensation is amortized over the vesting period resulting in stock compensation expense of $1,900,013 for the year ended December 31, 2004 [2003 - $1,481,612].  Had stock-based compensation costs been recorded under the fair value based method in 2002, the Company’s net loss for the year ended December 31, 2002 would have increased by $983,400 and the loss per share would have increased by $0.03 per share.

The fair value of stock options is estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2004	2003	2002

Expected option life	4.5 years	4.9 years	3.8 years
Expected volatility factor	65.8%	59.0%	54.8%
Risk-free interest rate	4.0%	4.1%	4.0%
Expected dividends	None	None	None

[e]

Contributed surplus

Contributed surplus is comprised as follows:

$

Balance, December 31, 2001 and 2002	-
Stock-based compensation expense	1,481,612
Balance, December 31, 2003	1,481,612
Stock-based compensation expense	1,900,013
Transfer to share capital for exercise of stock options	(67,685)
Balance, December 31, 2004	3,313,940

10. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of December 31 are as follows:

	2004	2003
	$	$

Future tax assets:
Mineral property interests	11,397,000	8,373,000
Investment tax credits	705,000	224,000
Investments in public companies	178,000	170,000
Capital assets, including lease obligations	1,000	44,000
Asset retirement obligations	153,000	117,000
Share issue costs	628,000	889,000
Total future tax assets	13,062,000	9,817,000
Valuation allowance for future tax assets	(13,062,000)	(9,817,000)
Net future tax assets	—	—

At December 31, 2004, the Company has cumulative Canadian Exploration Expenses (CEE) of $41,600,000 [2003 - $32,603,000] and cumulative other resource pools of $468,000 [2003 - $191,000] to offset future taxable income.  In addition, the Company has $705,000 of available investment tax credits at December 31, 2004 to apply against future taxes payable.  These amounts  can be carried forward indefinitely and have been included in the calculation of the above future income tax assets. However, these future tax assets have been offset by a full valuation allowance and are not recognized in the Company’s financial statements as at December 31, 2004 and 2003 due to the uncertainty of realization.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.4% [2003 – 34.4%; 2002 – 35.6%] statutory tax rate, at December 31 is:

	2004	2003	2002
	$	$	$

Income taxes at statutory rates	(3,625,000)	(4,624,000)	(3,096,000)
Stock-based compensation not deductible	654,000	510,000	—
Increase in valuation allowance	3,245,000	4,833,000	3,432,000
Investment tax credits	(315,000)	(147,000)	—
Share issue costs not deductible	2,000	(666,000)	(546,000)
Impact of change in tax rates on future income taxes	—	161,000	217,000
Other	39,000	(67,000)	(7,000)
	—	—	—

11. COMMITMENTS AND CONTINGENCIES

[a]

As disclosed in note 4[c], the Company has a contingent loan balance which totals $15,121,045 as at December 31, 2004 [2003 - $13,726,265]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

[b]

The Company has a $605,000 deposit at a financial institution that is serving as collateral for a letter of credit.  The letter of credit has been pledged in favour of the Kivalliq Inuit Association (“KIA”) under the term of a commercial lease agreement with the KIA, dated November 30, 2004.  The deposit is bearing interest at market rates.  The deposit will be returned when the Company has satisfied its legal obligations with respect to site reclamation at the Meadowbank mineral property in Nunavut (see Note 8).

[c]

The Company has committed to use certain third party mobile equipment between 2005 and 2007. Whereas the ultimate commitment amount will depend on usage, the maximum commitment amount is approximately $4 million.

[d]

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Three of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of December 31, 2004, the estimated contingent payment with respect to such bonuses is approximately $1.2 million, none of which has been accrued.

[e]

The Company is committed to future minimum annual rent payments under operating lease agreements over the next three years as follows:

$

2005	221,556
2006	190,000
2007	159,000

12. FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, reclamation deposit, accounts payable and accrued liabilities, and capital lease obligations approximates their respective carrying values at December 31, 2004 and 2003. The fair value of the non-recourse loan from joint venturer in the amount of $15,121,045 [2003 - $13,726,265] cannot be reliably determined due to the uncertainty of the timing of the future cash flows [see note 4[c]].

The fair value of the Company’s cash and cash equivalents and short-term investments is disclosed in Note 3.

13. INVESTMENTS IN PUBLIC COMPANIES

Investments in public companies include the following as at December 31:

	2004	2003
	$	$

Eurozinc Mining Corporation [a]	88,800	264,000
Lithic Resources Ltd. [b]	-	-
Other	405	405
	89,205	264,405

[a]

Eurozinc Mining Corporation

During 2004 the Company sold 2,920,000 shares [2003 - 266,666 shares] of Eurozinc for proceeds of $1,730,609 [2003 - $57,113], resulting in a gain on sale of $1,555,409 [2003 - $41,113]. During 2002, the Company recorded a $261,434 write-down in its investment when Eurozinc suffered a decline in market value that the Company determined was other than temporary.

The market value of the Company’s Eurozinc shares based on the quoted share trading price at December 31, 2004 is $1,036,000 (1,480,000 shares at $0.70 per share). This amount may not be reflective of what the Company would realize on liquidation of its investment.

[b]

Lithic Resources Ltd.

In the period from January 1, 2002 to June 7, 2002, the Company had significant influence over Lithic Resources Ltd. (“Lithic”) and this investment was accounted for under the equity method.  The Company’s share of Lithic’s loss in this period was in excess of the investments carrying value of $9,617 and accordingly, the carrying value of this investment was reduced to $Nil.

On June 7, 2002, Lithic completed a restructuring that involved the issuance and consolidation of common shares, and replacement of its Board of Directors. As a result of this restructuring, the Company’s interest in Lithic was reduced from 24.1% to 19.1% during 2002 and the Company no longer maintained representation on Lithic’s Board of Directors.  Since the loss of significant influence on June 7, 2002, this investment has been accounted for on the cost basis.

The Company’s investment in Lithic was diluted in 2003 to an interest of 11.5% as at December 31, 2003.  During the year ended December 31, 2004 the Company’s investment was further diluted to 8.4%.  The quoted market value of these shares at December 31, 2004 is $208,912 (1,392,744 shares at $0.15 per share). This amount may not be reflective of what the Company would realize on liquidation of its investment.

14. SEGMENTED INFORMATION

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties.  All mineral property interests and capital assets are located in Canada.  All of the Company’s revenues are derived from Canadian sources.

15.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Had the Company followed U.S. GAAP, certain items on the statements of loss and deficit, and balance sheets would have been reported as follows:

Statements of loss and deficit -	2004 $	2003 $	2002 $

Revenue	3,158,354	1,970,611	909,305
Exploration and development costs	(9,040,483)	(11,518,663)	(7,992,078)
Other expenses	(4,490,270)	(3,471,853)	(1,562,766)
Net loss, before change in accounting policy	(10,372,399)	(13,019,905)	(8,645,539)
Cumulative effect of change in accounting policy [b]	—	240,084	—
Net loss	(10,372,399)	(12,779,821)	(8,645,539)
Reconciliation: Net loss, Canadian GAAP Adjustments to:	(10,531,543)	(13,434,439)	(8,697,097)
Site closure costs [b]	—	240,084	(219,493)
Gain on investment in Eurozinc [c]	159,144	14,534	261,434
Share of loss of equity accounted investees [d]	—	—	9,617
Premium received on flow-through shares [e]	—	400,000	—
Net loss, US GAAP	(10,372,399)	(12,779,821)	(8,645,539)
Comprehensive loss [c], [d], [h]	(10,902,746)	(11,453,706)	(8,925,539)
Net loss per share (U.S. GAAP, basic and diluted)	$0.19	$0.28	$0.26

Balance sheets -	December 31, 2004		December 31, 2003
	Canadian basis $	U.S. basis $	Canadian basis $	U.S. basis $
Assets
Current assets [e]	37,902,693	37,902,693	47,112,577	47,112,577
Mineral property interests [a]	8,246,083	8,890,378	8,246,083	8,890,378
Capital assets, net	4,676,302	4,676,302	3,679,703	3,679,703
Reclamation deposit	605,000	605,000	—	—
Investments in public companies [c], [d]	89,205	1,245,317	264,405	1,791,720
	51,519,283	53,319,690	59,302,768	61,474,378

Liabilities and shareholders’ equity
Current liabilities	891,527	891,527	1,330,619	1,330,619
Accrued site closure costs	443,759	443,759	340,000	340,000
Capital leases, long term portion	197,088	197,088	549,696	549,696
Shareholders’ equity
Share capital [a], [e], [f]	112,404,856	107,292,334	110,806,463	105,688,663
Contributed surplus	3,313,940	3,313,940	1,481,612	1,481,612
Accumulated other comprehensive
income [c], [d]	—	1,236,774	—	1,767,121
Deficit [e], [f]	(65,731,887)	(60,055,732)	(55,205,622)	(49,683,333)
Total shareholders’ equity	49,986,909	51,787,316	57,082,453	59,254,063
	51,519,283	53,319,690	59,302,768	61,474,378

[a]

Mineral property interests

Under Canadian GAAP, the warrants attached to the shares issued as consideration for the acquisition of a mineral property interest [see note 4[a]], were not separately valued. Under US GAAP, the fair market value of the warrants must be recorded as a cost of the mineral property interest, in accordance with FASB Statement No. 123.

[b]

Accrued site closure costs

In 2003 the Company adopted FASB Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143) which is consistent with the provisions of CICA 3110 which the Company also adopted for Canadian GAAP reporting in 2003.  However, US GAAP requires that FAS 143 be adopted on a retroactive basis with a cumulative effect of the accounting change of $240,084 credited to earnings in 2003, whereas Canadian GAAP requires retroactive adoption with restatement of prior year financial statements. Therefore, the Canadian GAAP statements of loss for the years ended December 31, 2003 and 2002 are different under US GAAP.  The Company’s balance sheet at December 31, 2004 and 2003 is the same under US and Canadian GAAP.

[c]

Investment in Eurozinc Mining Corporation (“Eurozinc”)

The Company’s investment in Eurozinc is classified as an available-for-sale investment under FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities. As a result, this investment is recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income. The fair value of the Eurozinc investment is $1,036,000 at December 31, 2004 [2003 - $1,276,000; 2002 - $466,666].

The cost base of the Eurozinc investment under US GAAP of $8,138 at December 31, 2004 [2003 - $24,194] is lower than the Canadian GAAP carrying value.  Due to the lower US GAAP cost base, the gain on sale of Eurozinc shares during the years ended December 31, 2004 and 2003 is higher under US GAAP than under Canadian GAAP.  In addition, the $261,434 write-down of the Eurozinc investment recorded in 2002 under Canadian GAAP was not recorded under US GAAP because the US GAAP cost base was lower than the fair value of the investment.

[d]

Investment in Lithic Resources Ltd. (“Lithic”)

The Company’s investment in Lithic is classified as an available-for-sale investment under FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities. As a result, this investment is recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income. The fair value of the Lithic investment is $208,912 at December 31, 2004 [2003 - $515,315].

Due to the expensing of exploration costs under US GAAP prior to 2001 for the Company’s equity accounted investment in Lithic, the Canadian GAAP write-down of $9,617 in 2002 was not recorded under US GAAP.

[e]   Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) and renounce the related income tax deductions to the investors (see note 9[b]).  Under Canadian GAAP in prior years, the full amount of funds received from flow-through share issuances was recorded as share capital.  Under US GAAP, the premium paid for the flow-through shares in excess of the market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under US GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash.  Such amount unexpended at December 31, 2003 was $2,368,522.

[f]

Share issue costs

Under Canadian GAAP, share issue costs have been charged directly against the deficit but under the U.S. GAAP they must be charged against share capital.

[g]

Stock-based compensation

In the year ended December 31, 2003 the Company adopted the fair value based method of accounting for employee stock compensation as prescribed by FASB Statement No. 123 Accounting for Stock-Based Compensation. The Company has chosen to adopt the fair value based method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock compensation expense reported under Canadian GAAP.

Previously under US GAAP, the Company accounted for its employee stock option plan under the principles of Accounting Principles Board Opinion No. 25 (“APB 25”) Accounting for Stock Issued to Employees and related Interpretations. No compensation expense was recognized under APB 25, because the exercise price of the Company’s employee stock options was equal to the market price of the underlying stock on the date of the grant.

[h]   Comprehensive loss

The Company’s comprehensive loss is comprised as follows for the years ended December 31:

	2004	2003	2002
	$	$	$

Net loss, US GAAP	(10,372,399)	(12,779,821)	(8,645,539)
Change in net unrealized gains on available-
for-sale investments	(530,347)	1,326,115	(280,000)
Comprehensive loss	(10,902,746)	(11,453,706)	(8,925,539)

 [i]    Comparative figures

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

[j]

Recently issued accounting pronouncements

On December 16, 2004, FASB issued Statement No. 123(R), Share-Based Payment. This standard requires all share based payments (including employee stock options) to be measured at fair value and included in earnings.  Statement 123(R) is effective at the beginning of the first interim or annual reporting period commencing after June 15, 2005.  The Company currently applies a similar accounting policy under US GAAP and does not expect that the adoption of Statement 123(R) will have a material impact on its financial statements.

The Emerging Issues Task Force of the FASB has as part of its agenda a review of a broad range of accounting matters related to the mining industry.

16. SUBSEQUENT EVENT

Subsequent to year-end, the Company sold 805,000 shares of Eurozinc Mining for net proceeds of approximately $0.7 million, resulting in a gain of approximately $0.6 million.